ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 10, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia Jenkins

Re:	The TJX Companies, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed March 27, 2012
File No. 001-04908

Dear Ms. Jenkins:

The comment letter received by The TJX Companies, Inc. (“TJX”) from the Staff of the Securities and Exchange Commission (the “SEC”), dated October 4, 2012, regarding the above-referenced Form 10-K requests that TJX respond within ten business days or advise the Staff when TJX will respond. TJX is working to address the points in the comment letter but requires additional time to complete its responses. Based on a conversation with Jay Williamson, a member of the Staff of the SEC, TJX will respond to the comment letter on or before November 2, 2012. We appreciate the Staff’s willingness to allow for the additional time.

If you have any questions regarding this letter, please do not hesitate to contact me at (617) 951-7391.

Very truly yours,

/s/ Mary E. Weber
Mary E. Weber